UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

AEGLEA BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00773J 103

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

June 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,230,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,230,540(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,230,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include (a) 9,460,540 shares of common stock, $0.0001 par value (“Common Stock”), and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger (as defined below).

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 276,082(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 276,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,082(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 276,082 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,184,458(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,184,458(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,184,458(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.71%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 9,184,458 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,590,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,590,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,590,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 19,590,000 shares of Common Stock issuable upon conversion of 19,590 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,230,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,230,540(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,230,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (a) 9,460,540 shares of Common Stock, and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,230,540(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,230,540(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,230,540(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (a) 9,460,540 shares of Common Stock, and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value (“Common Stock”), of Aeglea Biotherapeutics, Inc. (the “Company” or “Aeglea”). The address of the principal executive offices of the Company is 805 Las Cimas Parkway, Suite 100, Austin, TX 78746.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund LP, a Delaware limited partnership (“Fund I”); (3) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (4) Fairmount Healthcare Co-Invest LP, a Delaware limited partnership (“Co-Invest”); (5) Peter Harwin; and (6) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management, Fund I, and Fund II are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund I, Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund I, Fund II and Co-Invest. Fund I, Fund II and Co-Invest have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s, Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund I, Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund I, Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 17,230,540 shares of Common Stock of the Company, which is comprised of (a) 9,460,540 shares of Common Stock, and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation. The reported shares were acquired pursuant to the merger described below in Item 4. Fairmount Funds Management does not own any Common Stock directly but are deemed to beneficially own Common Stock held by Fund I, Fund II and Co-Invest. Fairmount Funds Management disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.

Item 4.	Purpose of Transaction

The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger. The Reporting Persons’ securities include (a) 9,460,540 shares of Common Stock, and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

Agreement and Plan of Merger

On June 22, 2023, Aeglea acquired Spyre Therapeutics, Inc., a Delaware corporation (“Spyre”), in accordance with the terms of the Agreement and Plan of Merger, dated June 22, 2023 (the “Merger Agreement”), by and among the Company, Aspen Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“First Merger Sub”), Sequoia Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Second Merger Sub”), and Spyre. Pursuant to the Merger Agreement, First Merger Sub merged with and into Spyre, pursuant to which Spyre was the surviving corporation and became a wholly owned subsidiary of the Company (the “First Merger”). Immediately following the First Merger, Spyre merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the “Merger”).

Under the terms of the Merger Agreement, following the closing of the Merger on June 26, 2023 (the “Closing”), the Company issued to the stockholders of Spyre 13,013,636 shares of Common Stock and 364,889 shares of Series A Preferred Stock, each share of which is convertible into 1,000 shares of Common Stock, subject to certain conditions described below.

Pursuant to the Merger Agreement, the Company has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of the Series A Preferred Stock into shares of Common Stock in accordance with Nasdaq Stock Market Rules (the “Conversion Proposal”), and (ii), if deemed necessary or appropriate by the Company or as otherwise required by law, the approval of an amendment to the certificate of incorporation of the Company to authorize sufficient shares of Common Stock for the conversion of the Series A Preferred Stock issued pursuant to the Merger Agreement and/or to effectuate a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio to be reasonably determined by Aeglea for the purpose of maintaining compliance with Nasdaq listing standards (the “Charter Amendment Proposal,” and together with the Conversion Proposal, the “Meeting Proposals”).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On June 22, 2023, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Merger and the Financing (defined below). The Certificate of Designation provides for the issuance of shares of Series A Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) issue further shares of Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal or at any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Support Agreements

In connection with the execution of the Merger Agreement, the Company and Spyre entered into stockholder support agreements (the “Support Agreements”) with certain of the Company’s officers and directors. The Support Agreements provide that, among other things, each of the parties thereto has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals at the Company stockholders’ meeting to be held in connection therewith.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is provided as Exhibit E to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Spyre stockholders as of immediately prior to the Merger, and certain of the directors and officers of the Company as of immediately prior to the Merger, including the Reporting Persons, entered into lock-up agreements with the Company and Spyre, pursuant to which each such stockholder will be subject to a 180-day lockup on the sale or transfer of shares of Common Stock held by each such stockholder at the Closing, including those shares received by Spyre stockholders in the Merger (the “Lock-up Agreements”).

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is provided as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Contingent Value Rights Agreement

The Merger Agreement contemplates that within 30 days following the Closing, the Company and the Rights Agent (as defined therein) will execute and deliver a contingent value rights agreement (the “CVR Agreement”), pursuant to which each holder of Common Stock as of the applicable record time shall be entitled to one contractual contingent value right issued by the Company, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder. Each contingent value right shall entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of the Company’s legacy programs following the Closing. The contingent value rights are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the CVR Agreement, which is provided as Exhibit D to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Private Placement and Securities Purchase Agreement

On June 22, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 721,452 shares of Series A Preferred Stock for an aggregate purchase price of approximately $210,000,000 (collectively, the “Financing”). Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designations. The closing of the Financing is expected to occur on June 26, 2023 (the “Financing Closing Date”).

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

Registration Rights Agreement

On the Financing Closing Date, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 45 calendar days following the Financing Closing Date. The Company has also agreed to, among other things, indemnify the Investors, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company’s obligations under the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.5 to this Schedule 13D.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 65,395,159 shares of Common Stock outstanding as of May 2, 2023, plus 13,013,636 shares of Common Stock issued in the Merger. The Reporting Persons’ securities include (a) 9,460,540 shares of Common Stock, and (b) 7,770,000 shares of Common Stock issuable upon conversion of 7,770 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to Fund I, Fund II and Co-Invest, and has voting and dispositive power over shares of Common Stock held on behalf of Fund I, Fund II and Co-Invest. Other than the Merger and the Financing discussed above, the Reporting Persons have not had any transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Fairmount Funds Management is entitled to a fee for managing and advising Fund I and Fund II based upon a percentage of the net asset value of Fund I and Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Agreement and Plan of Merger, dated June 22, 2023, by and among Aeglea BioTherapeutics, Inc. Aspen Merger Sub I, Inc., Sequoia Merger Sub II, LLC and Spyre Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Aeglea’s Form 8-K filed with the SEC on June 23, 2023).

99.3	Certificate of Designations of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of Aeglea’s Form 8-K filed with the SEC on June 23, 2023).

99.4	Securities Purchase Agreement, dated as of June 22, 2023, by and among Aeglea and each purchaser identified on Annex A thereto (1) (incorporated by reference to Exhibit 10.1 of Aeglea’s Form 8-K filed with the SEC on June 23, 2023).

99.5	Form of Registration Rights Agreement, by and among Aeglea and certain purchasers (incorporated by reference to Exhibit 10.2 of Aeglea’s Form 8-K filed with the SEC on June 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of June 30, 2023.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST LP

	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak